April 29, 2013

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	First Investors Life Series Funds
First Investors Life Series Cash Management Fund, First Investors Life Series Equity Income Fund, First Investors Life Series Fund for Income, First Investors Life Series Government Fund, First Investors Life Series Growth & Income Fund, First Investors Life Series International Fund, First Investors Life Series Investment Grade Fund, First Investors Life Series Opportunity Fund, First Investors Life Series Select Growth Fund, First Investors Life Series Special Situations Fund, First Investors Life Series Target Maturity 2015 Fund, and First Investors Life Series Total Return Fund
File Nos. 002-98409; 811-04325
Post-Effective Amendment No. 56

Ladies and Gentlemen:

We have acted as counsel to First Investors Life Series Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 56 to the Trust's registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP